Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-111927

May 4, 2004

Prospectus Supplement No. 1
To Reoffer Prospectus Dated January 30, 2004

of

SMARTIRE SYSTEMS INC.

Relating to

58,712,095 Shares of Common Stock of SmarTire Systems Inc.

This prospectus supplement supplements our reoffer prospectus dated January 30, 2004, relating to the sale by certain selling stockholders of up to 58,712,095 shares of common stock of SmarTire Systems Inc. held by or issuable to the selling stockholders:

- up to 31,759,908 shares of common stock issuable to certain selling stockholders upon the conversion or redemption of principal under discounted convertible debentures maturing April 1, 2006;

- up to 15,879,956 shares of common stock issuable to certain selling stockholders assuming the exercise of outstanding common share purchase warrants issued in connection with private placement of the discounted convertible debentures;

- up to 109,000 shares of common stock issuable to a selling stockholder assuming the exercise of outstanding common share purchase warrants issued in partial payment of placement fees; and

- up to 10,963,231 shares of common stock issuable to certain selling stockholders assuming the exercise of outstanding common share purchase warrants issued in consideration of the agreement by the holders of such warrants to immediately exercise a total of 10,963,231 then-outstanding warrants.

You should read this supplement in conjunction with the prospectus. This supplement is qualified by reference to the prospectus, except to the extent the information in this supplement supersedes the information contained in the prospectus.

WARRANTS

Warrants Issued in Consideration of Agreements to Effect Early Exercise of Certain Outstanding Warrants

The following information supplements the information contained in the prospectus at pages 26 and 27:

We elected to make the monthly redemption payment due on April 1, 2004 under of our discounted convertible debentures maturing April 1, 2006, in shares of our common stock. In accordance with the terms of the discounted convertible debentures, the deemed issue price per share of $0.104 was calculated at 85% of the average of the 20 closing prices of our common stock immediately preceding the monthly redemption payment date.

As a result of the issuance of the shares to make the April 1, 2004 redemption payment under our discounted convertible debentures, the exercise price of the following warrants has been automatically reduced under applicable anti-dilution provisions from $0.1771 per share to $0.104 per share:

(a) the five-year warrants, issued on October 27, 2003 and November 10, 2003, entitling the holders to purchase an aggregate of 10,769,231 shares of our common stock. These warrants were originally issued to the four purchasers of our 7% convertible debentures in consideration of their agreement to immediately exercise then-outstanding warrants to purchase a total of 10,769,231 shares of our common stock; and

(b) the five-year warrant entitling our investment banker, HPC Capital Management, to purchase 194,000 shares of our common stock, issued on October 27, 2003 in consideration of HPC Capital Management's agreement to immediately exercise a then-outstanding warrant to purchase 194,000 shares of our common stock.

All other terms and conditions of the warrants remain unchanged.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.